EX-99.12

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA  19103-7098
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com

_______________,  2010

Board of Trustees Quaker Investment Trust 309 Technology Drive Malvern, PA 19355	Board of Trustees Pennsylvania Avenue Funds 260 Water Street, #3C Brooklyn, NY 11201-1290

Re:
Agreement and Plan of Reorganization (“Agreement”) made as of this ____ day of  _______, 2010, by and between Quaker Investment Trust (“Acquiring Trust”), a business trust created under the laws of the Commonwealth of Massachusetts, on behalf of its series, the Quaker Event Arbitrage Fund (“Acquiring Fund”), and Pennsylvania Avenue Funds (the “Pennsylvania Avenue Trust”), a trust created under the laws of the State of Delaware, on behalf of its series, the Pennsylvania Avenue Event-Driven Fund (“Acquired Fund”)

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax consequences of the reorganization of the Acquired Fund (the “Reorganization”), which will consist of:  (i) the acquisition by the Acquiring Trust on behalf of the Acquiring Fund of all of the property, assets and goodwill of the Acquired Fund in exchange solely for full and fractional shares of beneficial interest, $0.01 par value per share, of the Acquiring Fund (“Acquiring Fund Shares”), which are voting securities; (ii) the assumption by the Acquiring Trust on behalf of the Acquiring Fund of all of the liabilities of the Acquired Fund; (iii) the distribution of the Acquiring Fund Shares equal in number to the number of full and fractional shares of beneficial interest, without par value, of the Acquired Fund (“Acquired Fund Shares”) outstanding at the time of calculation of the Acquired Fund’s net asset value on the business day immediately preceding the Effective Date of the Reorganization in complete liquidation of the Acquired Fund; and (iv) the dissolution of the Acquired Fund as soon as practicable after the closing (hereinafter called the “Closing" and the date of the Closing, the "Closing Date”), all upon and subject to the terms and conditions of this Agreement hereinafter set forth. The Acquiring Fund currently is a shell series, without assets or liabilities, created for the purpose of acquiring the assets and liabilities of the Acquired Fund.

In rendering our opinion, we have reviewed and relied upon:  (a) a copy of the executed Agreement, dated as of _________; (b) the proxy statement/prospectus provided to shareholders of Acquired Fund on _________, 2010; (c) certain representations concerning the Reorganization made to us by the Acquiring Trust and the Pennsylvania Avenue Trust in letters each dated ___________ (the “Representation Letters”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.  All capitalized terms used herein, unless otherwise defined, are used as defined in the Agreement.

Philadelphia, PA ● Malvern, PA ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC

A Pennsylvania Limited Liability Partnership

                For purposes of this opinion, we have assumed that the Acquired Fund, on the Closing Date of the Reorganization, satisfies, and immediately following the Closing Date of the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the Commonwealth of Massachusetts and State of Delaware, the terms of the Agreement and the statements in the Representation Letters for the Acquired Fund and the Acquiring Fund, it is our opinion that:

1.           The acquisition by the Acquiring Fund of all of the assets of the Acquired Fund, as provided for in the Agreement, in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Acquired Fund, will qualify as a reorganization within the meaning of Section 368(a)(1)( _) of the Code, and the Acquired Fund and the Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2.           No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to, and assumption of its liabilities by, the Acquiring Fund in exchange solely for the Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code.

3.           No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Acquired Fund in exchange solely for the assumption of the liabilities of the Acquired Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

4.           No gain or loss will be recognized by the Acquired Fund upon the distribution of the Acquiring Fund Shares by the Acquired Fund to its shareholders in complete liquidation (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code.

5.           The tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Acquired Fund immediately prior to the transfer pursuant to Section 362(b) of the Code.

6.           The holding periods of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code.

7.           No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of all of their Acquired Fund Shares solely for the Acquiring Fund Shares pursuant to Section 354(a) of the Code.

8.           The aggregate tax basis of the Acquiring Fund Shares to be received by each shareholder of the Acquired Fund (including fractional shares to which the shareholder may be entitled) will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9.           The holding period of the Acquiring Fund Shares received by a shareholder of the Acquired Fund (including fractional shares to which the shareholder may be entitled) will include the holding period of the Acquired Fund Shares exchanged therefor, provided that the shareholder held the Acquired Fund Shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

10.           The Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the income tax regulations issued by the United States Department of the Treasury (the “Income Tax Regulations”), the items of the Acquired Fund described in Section 381(c) of the Code as if there has been no reorganization.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the Pennsylvania Avenue Trust, on behalf of the Acquired Fund, and the Acquiring Trust, on behalf of the Acquiring Fund, of their undertakings in the Agreement and the Representation Letters. Our opinion is limited to the transactions incident to the Reorganization described herein, and no opinion is rendered with respect to (i) any other transaction or (ii) the effect, if any, of the Reorganization (and/or the transactions incident thereto) on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

This opinion is being rendered to the Acquiring Fund and the Acquired Fund, and may be relied upon only by such Funds and the shareholders of each. We hereby consent to the use of this opinion as an exhibit to the Proxy Statement/Prospectus of Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

                                                                              STRADLEY RONON STEVENS & YOUNG, LLP